March 18, 2015

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	ITUS Corporation
Request for Withdrawal Pursuant to Rule 477 of Post-Effective Amendment No. 2 to Form S-3 on Form S-1 filed under form type POS AM (File No. 333-188096)

Ladies and Gentleman:

On behalf of ITUS Corporation (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On March 4, 2015, the Company filed with the SEC via EDGAR Post-Effective Amendment No. 2 to Form S-3 on Form S-1 (File No. 333-188096) (the “Registration Statement”). Pursuant to Rule 429 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registration Statement combined two prospectuses (File Nos. 333-188096 and 333-198369). We mistakenly filed the Registration Statement under File No. 333-188096 rather than under File No. 333-198369.  Pursuant to Rule 477 under the Securities Act, the Company hereby withdraws the Registration Statement. The Company intends to file Post-Effective Amendment No. 1 to Form S-3 on Form S-1 (File No. 333-198369) under form type POS AM on March 18, 2015 to correct this error.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our attorney David Selengut of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely, /s/ Henry P. Herms Henry P. Herms Vice President – Finance and Chief Financial Officer